

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

<u>Via e-mail</u>
Mr. Peter Chin
President
Disability Access Corporation
1810 E. Sahara Avenue, Suite 1578
Las Vegas, NV 89104

      Re: Disability Access Corporation
              Item 4.01 Forms 8-K and 8-K/A
              Filed February 12, 2013 and February 20, 2013
              File No. 0-53538

Dear Mr. Chin:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Demarest IV

                    William H. Demarest IV
                    Staff Accountant